UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 22, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI - KIBALI SET FOR RECORD THIRD-QUARTER ON
STRONG THROUGHPUT, RECOVERY PERFORMANCE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
22 October 2018
NEWS RELEASE
Kibali Set for Record Third-Quarter on Strong Throughput, Recovery Performance
(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti (the ‘Company’) reports that the
Kibali Gold Mine is expected to deliver a record performance for the third quarter, and is on track to exceed its guidance for the year, as the operation met or exceeded designed capacity on throughput, recovery and hoisting capacity.
The mine, a joint venture with the Democratic Republic of Congo (DRC) (10%), AngloGold
Ashanti (45%) and Randgold Resources (45% and operator), is trending to outperform its full-year production guidance of 730,000oz. The joint venture has also reached agreement with the DRC Ministry of Finance, for the return of outstanding value-added tax (VAT)
refunds.
“This is an important, tier-one asset for the country at large, and for us, as we work to improve returns to our shareholders,” AngloGold Ashanti CEO Kelvin Dushnisky said. “It’s encouraging for us as investors, and for the future development of the DRC’s mining industry, that Kibali is poised to start returning capital to those who funded the first large-
scale, industrial gold mining project in one of the country’s most remote areas.”
“We’d also like to acknowledge the strong operating performance of our JV partner,
Randgold,” Dushnisky said.
Kibali is now operating at steady state. It has successfully converted from contract- to owner-mining by an almost-entirely Congolese team, and there is now a strong focus on exploring for new ore sources, and conversion of resources to reserves. In addition, the third hydropower plant has been commissioned, marking the first time a Congolese contractor has completed an industrial-scale power plant. This provides invaluable expertise to further develop the country’s engineering sector.
Kibali has made a significant contribution to the DRC – about $2.5 billion -- throughout the seven-year capital investment programme, once taxes, salaries and all payments to local suppliers are considered. In the third quarter alone, $40 million has been paid to local contractors and so far this year, $1.3 million has been spent on community development projects.
Equally encouraging is the accord reached with the DRC Ministry of Finance on VAT refunds, which will commence with an initial payment of $40 million to the joint venture. The balance to be offset against future taxes owed. The DRC Ministry of Finance has also exempted local goods and services, purchased by Kibali, from incurring VAT.
AngloGold Ashanti has invested in improving the quality of its portfolio, through the development of new mines in Australia and the DRC, and in projects that will extend life and improve margins at existing operations. The Company has simplified its portfolio, reduced debt, lowered interest costs and advanced options in its project pipeline. The Company will release its third-quarter market update on 5 November 2018.
Ends
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite                       +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey                 +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey                   +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman           +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi                     +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti
’
s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti
’
s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti
’
s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti
’
s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti ’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti
’
s annual report on Form 20-F for the year ended 31 December 2017, which was filed with the United States
Securities and Exchange Commissi
on (“SEC”)
. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti
’
s actual results to differ
materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company’s external auditors.
This communication may contain certain “Non
-
GAAP” financial measures. AngloGold Ashanti utilises certain Non
-GAAP performance measures and ratios in managing
its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain im portant information about AngloGold Ashanti.

Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2018
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance